Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198305

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 22, 2017

TO THE PROSPECTUS DATED DECEMBER 5, 2017

This document supplements, and should be read in conjunction with, our prospectus dated December 5, 2017 as supplemented by Supplement No. 9, dated December 5, 2017 relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 10 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

•	changes to our continuous public offering, or our offering;

•	the suspension of our offering;

•	the suspension of our distribution reinvestment program, or DRP; and

•	the suspension of our share repurchase plan, or SRP.

Offering Changes

In order to respond to current market conditions, our board of directors has authorized us to implement the following changes, which we refer to as the offering changes, to our offering and the compensation paid to our advisor:

•	Going forward, (i) we intend to reduce the selling commission on our Class A shares from 7% of the sales price to 6% of the sales price and (ii) our advisor or its affiliates (other than us) intends to pay all selling commissions, dealer manager fees and stockholder servicing fees for the shares sold in our offering.

•	The acquisition fee payable to our advisor will be increased to allow our advisor to recoup certain of the amounts expended in the payment of such selling commissions, dealer manager fees and stockholder servicing fees; provided, however, that payment of a certain amount of the increased portion of any acquisition fee will be delayed for approximately 12 months after the implementation of the foregoing changes.

Implementation of the offering changes remains subject to regulatory approvals, and there can be no assurance that such approvals will be obtained.

Suspension of Our Public Offering

In light of the offering changes, our board of directors unanimously approved the suspension of sales of Class A, Class D, Class I and Class T shares of our common stock in our offering, effective December 26, 2017 and continuing until such time as our board of directors may approve the resumption of sales in our offering. We anticipate that we will resume sales in our offering upon implementation of the offering changes, which we anticipate will be in January 2018.

Suspension of Our Distribution Reinvestment Plan

In light of the offering changes, our board of directors unanimously approved the suspension of the DRP. Pursuant to the terms of the DRP, our board of directors may amend, suspend or terminate the DRP for any reason and at any time upon ten days’ written notice to those of our stockholders that have elected to participate in the DRP. Accordingly, the suspension of the DRP will go into effect on January 1, 2018 and will continue until such time as our board of directors may reinstate the DRP. We anticipate reinstating the DRP in connection with the implementation of the offering changes.

Suspension of Share Repurchase Program

In light of the offering changes, our board of directors unanimously approved the suspension of the SRP. Pursuant to the terms of the SRP, our board of directors, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the SRP upon ten days’ prior notice to our stockholders. Accordingly, the suspension of the SRP will go into effect on January 1, 2018 and will continue until such time as our board of directors may reinstate the SRP. We anticipate reinstating the SRP in connection with the implementation of the offering changes.